                         [Letterhead of Mercata, Inc.]


                                January 2, 2001

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:   Mercata, Inc.
CIK:  1089484
Commission File No. 333-32078 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Mercata, Inc., a Delaware corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-32078 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 9, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $100,000,000. Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Christopher W. Wright or Matthew D. Latimer of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (425) 893-7700.

                                        Sincerely,

                                        Mercata, Inc.

                                        /s/ Tom Van Horn

                                        Tom Van Horn
                                        President & CEO

cc:  H. Christopher Owings, Securities and Exchange Commission
     John Dalton Clopper, Securities and Exchange Commission
     Thomas S. Choe - Nasdaq Stock Market, Inc.
     Christopher W. Wright, Esq., Cooley Godward LLP
     Scott L. Gelband, Esq., Perkins Coie LLP
     Patrick Devine, Esq., Perkins Coie LLP